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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2018 (MM/DD/YY) AND ENDING 6/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MFA Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Highwood Drive
(No. and Street)

Tewksbury (City) MA (State) 01876 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Moruzzi (978) 557-5340
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section AUG 30 2019 Washington DC 410

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

DeMarco Sciacotta Wilkens & Dunleavy, LLP
(Name - if individual, state last, first, middle name)

9645 W Lincolnway Lane, Suite 214A (Address) Frankfort (City) IL (State) 60423 (Zip Code)

Securities and Exchange Commission Trading and Markets AUG 30 2019 RECEIVED

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Laura Moruzzi, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of MFA Securities, LLC, as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA M. GONSALVES
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
September 16, 2022

Notary Public

Signature

Manager
Title

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MFA SECURITIES LLC

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2019

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
MFA Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MFA Securities LLC, (the "Company") as of June 30, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of MFA Securities LLC as of June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as MFA Securities LLC's auditor since 2016.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
August 28, 2019

June 30		2019
Assets		
Cash	$	38,018
Note Receivable - Related Party		410,000
Due from Related Parties		5,463
Prepaid Expenses		8,443
Total Assets	$	461,924
Liabilities and Members' Equity		
Liabilities:		
Accounts Payable and Accrued Expenses	$	11,500
Total Liabilities		11,500
Members' Equity		450,424
Total Liabilities and Members' Equity	$	461,924

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies:

Reporting Entity: MFA Securities LLC (the "Company") was formed on July 18, 2014, as a Massachusetts limited liability company. The Company is primarily engaged in investment banking activities and is registered under the Securities Exchange Act of 1934 as a broker/dealer as of July 2, 2015.

Basis of Presentation: The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Revenue Recognition: The Company adopted Financial Accounting Standard Board ("FASB") ASC 606, Revenue from Contracts with Customers (Topic 606) using a modified retrospective approach effective July 1, 2018. There was no cumulative effect adjustment recognized.

The services provided under contracts with customers include transaction-related advisory services. The performance obligation meets the criteria for either over time or point-in-time revenue recognition.

The Company is engaged to provide transaction-related advisory including advice and assistance in analyzing, structuring, planning, negotiating and effecting a transaction. The Company provides such advisory services to its customers to assist with corporate finance activities such a mergers and acquisitions. In most circumstances, the Company considers the services under our advisory contracts to comprise of a single performance obligation. Although there may be individual services within each contract, the individual services are not distinct within the context of the contract; rather the performance of these services helps to fulfill one overall performance obligation to deliver advisory services to the customer.

The transaction related for services relate to the closing of a merger or acquisition transaction as well as retainer fees (one time or recurring paid in the course of an engagement). Although the Company's transaction related services meet the criteria for over time revenue recognition, success fees are considered variable as they are susceptible to factors outside of the Company's influence and contain a large number and broad range of possible considerations. Accordingly, revenue associated with these services is constrained until specified conditions have been met, and it is probable that a significant revenue reversal will not occur in a future period. This typically occurs once substantially all services have been provided.

Cash: The Company maintains its cash in a bank deposit account, which, at times, may exceed federally insured limits.

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash with high-credit quality financial institutions. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company performs ongoing credit evaluations of its customers and generally requires no collateral to secure accounts receivable. The Company maintains an allowance for potentially uncollectible accounts receivable based upon its assessment of the collectability of accounts receivable, which considers historical write-off experience and any specific risks identified in customer collection matters.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as the Company is a limited liability company under the provisions of the Internal Revenue Code, which provide that the Company be treated similar to a partnership and, accordingly, its taxable income is allocated to its members for federal and state income tax reporting purposes. However, in certain circumstances, the Company may be required to pay income taxes to a state or foreign country.

The Company assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The Company's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statement of operations.

The Company has not recognized a liability for any uncertain tax benefits as of June 30, 2019. The Company does not expect any material change in uncertain tax benefits within the next twelve months.

Use of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with GAAP. Actual results experienced by the Company may differ from those estimates.

2. Net Capital:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6.67% of aggregate indebtedness or $5,000. As of June 30, 2019, the Company's net capital amounted to $26,518.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's aggregate indebtedness to net capital ratio amounted to 0.43 to 1 as of June 30, 2019.

The Company does not hold customer funds or securities and is exempt from SEC Rule 15c3-3 pursuant to exemption provision (k)(2)(i).

3. Related Party Transactions

Note Receivable - Related Party: In February 2018, the Company entered into a revolving loan receivable agreement with MFA Cornerstone Consulting, LLC ("MFACC"), the parent of the Company. The Company agreed from time to time to lend certain monies to MFACC up to a maximum of $1,000,000. Withdrawals on the loan are subject to restrictions as defined by FINRA. MFACC is required to paydown any withdrawal on the revolving loan receivable one
year from the anniversary of the drawdown date. Interest on the revolving line shall accrue on the then
outstanding balance of the loan at two times the prime rate (5.50% at June 30, 2019). As of June 30, 2019, $410,000 was due to the Company. For the year ended June 30, 2019, $27,332 of interest income was earned on the revolving loan receivable.

Expense Sharing Agreement: The Company and certain affiliated entities (MFA Cornerstone, LLC, MFA Capital Advisors, LLC and Moody, Famiglietti & Andronico, LLP) have entered into Expense Sharing Agreements. The Expense Sharing Agreements are in full compliance with the National Association of Securities Dealers (NASD") Notice to Pursuant to the Agreements, all parties desire to administer the Members 03-63 dated October 2003 and the July 11, 2013 SEC Division of Market Regulation ("DMR") letter which clarified the SEC's position under SEC Rule 15c3-1, 17a-3, 17a-4 and 17a-5 (collectively, the "financial responsibility rules") regarding the treatment of broker-dealer expenses and liabilities.

During the year ended June 30, 2019, the Company incurred an allocation of certain salary and benefit expenses from the affiliated entities totaling $181,620 pursuant to the Agreements. As of June 30, 2019, the Company had $5,463 owed from the affiliated entities pursuant to the Agreements, which is included in Due From Related Parties in the statement of financial condition. All overhead expenses were paid in their entirety by the affiliated entities. No third-party vendors or the affiliated entities have recourse to the Company for the overhead related expenses.

Services Agreement: On October 28, 2014, the Company engaged a third party ("ProNet") to assist the Company with certain professional services, including but not limited to its FINRA membership and registration with the SEC and applicable states. Additionally, ProNet assigned a Chief Compliance Officer ("CCO") and Limited Principal - Financial and Operations ("FINOP") to the Company to provide advice, guidance and training so that the Company is compliant with its financial and regulatory obligations.

In exchange for such services, ProNet received a 5% profits interest in the Company, with the terms of such profit interest as stipulated within the Company's operating agreement. In addition to the profits interest, ProNet shall receive a payment of $7,500, payable on the last day of each calendar quarter. Such payment will be treated as a guaranteed payment to ProNet.

On February 13, 2019, the Company and Pronet entered into a Termination Agreement where the parties agreed that no further payments of $7,500 will be owed after the termination date of February 13, 2019. The termination agreement also included a termination payment of $45,000.

4. Economic Dependency:

During the year ended June 30, 2019 services provided to one customer represented 100% of the Company's total revenue.

5. Indemnifications:

In the ordinary course of business, the Company enters into various agreements containing standard indemnifi-cation provisions. The Company's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of June 30, 2019, no amounts have been accrued related to such indemnification provisions.